UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 0-516
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Savings Plan
Financial Statements
December 31, 2006 and 2005

Sonoco Savings Plan
Index

Report of Independent Registered Public Accounting Firm
To the Participants and Employee Benefits Committee of the
     Sonoco Savings Plan
Hartsville, South Carolina
We have audited the accompanying statements of net assets available for benefits of Sonoco Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 27, 2007

Sonoco Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

(in thousands of dollars)	2006	2005
Assets
Investments (at fair value):
Plan interest in Sonoco Products Company Master Trust	$538,673	$476,237
Participant loans	21,394	20,370

	560,067	496,607

Receivables:
Employer contribution	676	655
Dividend and interest receivable	753	662

Total receivables	1,429	1,317

Due from broker	—	678

Total assets	561,496	498,602

Liability
Accrued administrative fees	241	203

Net assets available for benefits at fair value	561,255	498,399

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	1,018	1,014

Net assets available for benefits	$562,273	$499,413

See Notes to Financial Statements.
The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

(in thousands of dollars)	2006	2005
Additions:
Additions to net assets attributed to:
Plan interest in Sonoco Products Company Master Trust investment income (Note 3):
Net appreciation in investments	$56,078	$12,277
Interest and dividends	11,819	9,821

Net investment income	67,897	22,098

Contributions:
Employer	13,857	13,418
Employees	28,392	27,583

Total contributions	42,249	41,001

Total additions	110,146	63,099

Deductions:
Deductions from net assets attributed to:
Distributions to participants	46,019	34,656
Administrative expense (Note 4)	1,267	1,359

Total deductions	47,286	36,015

Net increase in net assets available for benefits before transfer from other qualified plans	62,860	27,084
Transfer in from other qualified plans	—	707

Net increase in net assets available for benefits after transfer from other qualified plans	62,860	27,791
Net assets available for benefits:
Beginning of year	499,413	471,622

End of year	$562,273	$499,413

See Notes to Financial Statements.
The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan
General
The Sonoco Savings Plan (“the Plan”) is a defined contribution plan covering a majority of all U.S. employees of Sonoco Products Company (the “Company”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. Sonoco Products Company is a major global manufacturer of paperboard based and other industrial and consumer packaging products. The Company was founded in 1899 and is headquartered in Hartsville, South Carolina.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974 (“ERISA”), as amended.
Participation
Most of the Company’s employees are immediately eligible to participate upon reaching 30 days of service. However, at certain union locations, employees are either eligible to participate after 60 days of service or after obtaining age 21 and completing one year of service in which the employee worked 1,000 hours.
Contributions
Effective January 1, 2004, participants may elect to defer up to 30% of eligible gross pay through payroll deductions. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant is $15,000 and $14,000 for 2006 and 2005, respectively. Participants over age 50 may contribute additional pre-tax contributions to the Plan, up to a maximum of $5,000 and $4,000 for 2006 and 2005, respectively, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $44,000 or 100% of gross pay in 2006, and the lesser of $42,000 or 100% of gross pay in 2005. The Company provides employer-matching contributions of cash or Company common stock in amounts determined annually by the Company’s Board of Directors (the “Board”). The Company may elect to provide additional contributions at the discretion of its Board. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eight index funds, a Company stock fund (the “Sonoco Stock Fund”), and a stable value fund. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.
The Company’s matching contributions are equal to 100% on the first 3% of employee before-tax contributions, 50% on the next 2% of employee before-tax contributions. There is no match on after-tax contributions. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings and losses. Allocations are based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Vesting
The majority of participants are immediately vested in both participant-funded contributions and the Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after two to three years of service and five years of service, respectively.
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, total and permanent disability or termination. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.
Participant Loans
Participants may borrow from their fund accounts an amount no greater than the lesser of 50% of the account balance, or $50,000 minus the highest outstanding loan balance during the previous 12-month period. Loans are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1% (9.25% prime rate at December 31, 2006). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan.
Risks and Uncertainties
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Forfeitures
Forfeitures of account balances are used to reduce future employer contributions. During 2006 and 2005, approximately $33,100 and $97,500, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2006 and 2005, the remaining balance in the forfeitures account totaled approximately $193,800 and $76,500, respectively.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments. All employee and employer contributions are participant directed.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies (Continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:
Shares of common collective trusts are valued at the value of shares held at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed insurance contract (“GIC”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Accounting Pronouncements
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As required by the FSP, the adoption has been retroactively applied to the Statement of Net Assets Available for Benefits as of December 31, 2005.
In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management does not believe that the adoption of SFAS 157 will have a material impact on the financial statement disclosures.
Payment of Benefits
Benefits are recorded when paid.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies (Continued)
Administrative Expenses
All trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits.
Note 3. Investments
The Sonoco Products Company Master Trust (“Master Trust”) was established for the investment of assets of the Plan and one other Company-sponsored retirement plan. The assets of the Master Trust are held by StateStreet Global Advisors (“SSGA”). SSGA served as the trustee of the Master Trust in both 2006 and 2005. Each plan has an undivided interest in the Master Trust investment accounts in which they both participate. Investments in the Self-Managed Account and the Sonoco Stock Fund represent specific interests of the Plan as the Plan is the sole owner of these investments. Investment options in which both plans participate include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Conservative Strategic Balanced Fund, Moderate Strategic Balanced Fund, Aggressive Strategic Balanced Fund, S&P MidCap Fund, and the Stable Value Fund.
Plan’s Interest in Master Trust Investment Accounts
At December 31, 2006 and 2005, the Plan’s interest in the investment accounts of the Master Trust was approximately 99.90% and 99.99%, respectively. At December 31, 2006 and 2005, the total reported value of the Plan’s interests in the Master Trust’s investment accounts was $538,673,000 and $476,237,000 respectively. Of those respective amounts, $448,515,000 and $398,652,000 represent the Plan’s allocated value of investments in which it holds an undivided interest. At December 31, 2006 and 2005, the reported value of investments in which the Plan held the sole interest totaled $90,158,000 and $77,585,000 respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the prior day fair market value of the funds balances into which each Plan participates.
S&P 500 Index Fund (99.99% Undivided Interest)
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.
Bond Market Index Fund (99.99% Undivided Interest)
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities that comprise the Lehman Brothers Aggregate Bond Index.
Russell 2000 Index Fund (99.99% Undivided Interest)
The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.
International Stock Index Fund (99.97% Undivided Interest)
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Conservative Strategic Balanced Fund (99.98% Undivided Interest)
The Conservative Strategic Balanced Fund seeks to provide income from fixed income securities and some growth of principal from stock funds. The Fund’s risk profile is somewhat conservative due to an emphasis on bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Moderate Strategic Balanced Fund (99.92% Undivided Interest)
The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The Fund’s risk profile is moderate due to the presence of well-diversified stock and bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
Aggressive Strategic Balanced Fund (99.91% Undivided Interest)
The Aggressive Strategic Balanced Fund seeks to provide growth of principal from stock funds and some income from fixed income securities. The Fund’s risk profile is higher due to its emphasis on stock holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.
S&P MidCap Fund (99.96% Undivided Interest)
The S&P MidCap Fund invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.
Self-Managed Account (100% Specific Interest)
The Self-Managed Account allows employees to invest in a wide variety of mutual funds. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.
Stable Value Fund (99.74% Undivided Interest)
The Stable Value Fund invests primarily in guaranteed investment contracts and fully benefit-responsive synthetic investment contracts, which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The guaranteed investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Sonoco Stock Fund (100% Specific Interest)
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.
The following table presents the unaudited fair values and contract values of all investments in the Master Trust at December 31:

(in thousands of dollars)
Investments at fair value	2006	2005
Common Collective Trusts (99.98% and 100% Undivided Interest, respectively)	$272,045	$231,816
Common Stock (100% and 100% Specific Interest, respectively)	90,158	77,421
Stable Value Fund (99.74% and 99.98% Undivided Interest, respectively)	176,987	167,035

Total Investments at Fair Value	539,190	476,272
Adjustment to state Stable Value Fund at Contract Value	1,021	1,014

Total Master Trust Investments	$540,211	$477,286

Investment income for the Master Trust is as follows:

(in thousands of dollars)	2006	2005
Net appreciation in fair value of investments — common collective trusts	$34,961	$12,968
Net appreciation (depreciation) in fair value of investments — common stocks	21,134	(690)
Interest and dividends	10,544	9,692

	$66,639	$21,970

Sonoco Savings Plan
Notes to Financial Statements
Note 4. Related Party Transactions
Certain Plan investments are shares of mutual funds or money market funds managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”), the trustee of the Plan. Therefore, investment fees paid to StateStreet qualify as party-in-interest transactions. CitiStreet LLC (“CitiStreet”), the Plan Administrator and Recordkeeper, was paid administrative fees throughout the year. These transactions also qualify as party-in-interest transactions. Fees paid by the Plan to StateStreet and CitiStreet totaled approximately $1,230,000 and $1,359,000 for the years ended December 31, 2006 and 2005, respectively.
At December 31, 2006 and 2005, the Plan held 6,459,000 and 7,167,000 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $59,762,000 and $63,522,000, respectively, and fair value of $89,400,000 and $74,323,000, respectively. During the year-ended December 31, 2006 and 2005, the Plan recorded dividend income on the common stock of the Company of $2,281,000 and $2,513,000, respectively.
Note 5. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Note 6. Asset Transfers
In 2006, the Company acquired Cin-Made Packing Group. The assets from the Cin-Made Corporation 401(k) Plan will be merged into the Plan during 2007. The amount of assets that will be merged is approximately $637,000. The Cin-Made Packing Group’s employees became eligible to participate in the Plan on January 1, 2007.
In 2006, the Company acquired Clear Pack Company. The assets from the Clear Pack Company 401(k) Plan will be merged into the Plan during 2007. The amount of assets that will be merged is approximately $2,492,000. The Clear Pack Company’s employees became eligible to participate in the Plan on January 1, 2007.
The Company acquired Keating Gravure USA, LLC in 2005. The assets from the Keating Gravure USA, LLC 401k Plan were merged into the Plan during 2005. The Keating Gravure USA, LLC’s employees became eligible to participate in the Plan on January 1, 2006.
Note 7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Sonoco Savings Plan
Notes to Financial Statements
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500’s:

(in thousands of dollars)	2006	2005
Net assets available for benefits per the financial statements	$562,273	$499,413
Less:
Amounts allocated to withdrawing participants	(559)	(8)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(1,018)	—

Net assets available for benefits per Form 5500	$560,696	$499,405

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500’s:

Year Ended
December 31,
(in thousands of dollars)	2006
Net increase in net assets available for benefits per the financial statements	$62,860
Adjustments to:
Amounts allocated to withdrawing participants	551
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(1,018)

Net increase in net assets available for benefits per Form 5500	$62,393

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN
	By:	Sonoco Products Company as Plan Administrator

June 29, 2007	By:	/s/ Harris E. DeLoach, Jr.

Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
23	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan